UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (together with its subsidiaries, the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

VISEN Pharmaceuticals Investment

On January 8, 2021, the Company announced the completion of a Series B financing by VISEN Pharmaceuticals (“VISEN”), a company established in 2018 to develop, manufacture and commercialize innovative endocrinology therapies in the People’s Republic of China, including Hong Kong, Macau, and Taiwan. VISEN raised approximately $150 million in gross proceeds from certain investors in this financing, including $12.5 million from the Company. This financing reduced the Company’s ownership of VISEN’s outstanding shares from 50% to approximately 43.9%. As a result of this dilution, the Company expects to recognize a non-cash gain in its consolidated statement of profit or loss for the year ending December 31, 2021.

In connection with the Company’s investment in VISEN, on January 8, 2021, the Company entered into an Amended and Restated Shareholders Agreement (the “Amended Shareholders Agreement”), amending and restating the Shareholders Agreement dated November 7, 2018, between the Company and the parties set forth therein (the “Shareholders Agreement”). In addition to rights previously granted under the Shareholders Agreement, under the Amended Shareholders Agreement, the Company has the right to designate two individuals for election to the board of directors of VISEN, which individuals are initially Jan Møller Mikkelsen and Michael Wolff Jensen. In addition, VISEN has agreed that certain specified events (including certain liquidation events) shall require the approval of (i) shareholders of VISEN holding at least 50% of VISEN’s Series B preferred shares, (ii) shareholders of VISEN holding at least 60% of VISEN’s Series A preferred shares and/or (iii) certain members of VISEN’s board of directors. The Amended Shareholders Agreement can be terminated by written agreement among the holders of at least 60% of VISEN’s Series A preferred shares and at least 50% of VISEN’s Series B preferred shares.

The foregoing description of the material terms of the Amended Shareholders Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Amended Shareholders Agreement, which the Company intends to file as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 8, 2021	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer